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                                                                    Exhibit 3.13
                              ARTICLES OF AMENDMENT
                            COVENTRY INDUSTRIES CORP.

         The undersigned, being a natural person competent to contract, does hereby make, subscribe and file the Articles of Amendment to the Articles of Incorporation of Coventry Industries Corp. pursuant to Section 607.10025, Florida Business Corporation Act.,

         1. The name of the corporation is Coventry Industries Corp. (the "Corporation").

         2. Article IV of the Articles of Incorporation as amended shall be deleted in its entirety and replaced as follows:

                                   ARTICLE IV
                                  CAPITAL STOCK

The maximum number of shares that this Corporation shall be authorized to issue and have outstanding at any one time shall be three million three hundred seventy five thousand (3,375,000) shares which are to be divided into two classes as follows:

         3,125,000 shares of common stock with a par value of $.008 per share;
and

         250,000 shares of preferred stock, with a par value of $.008 per share.

         Series of preferred stock may be created and issued from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting right, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of preferred stock as adopted by the Board of Directors pursuant to the authority in this paragraph given.

         3. All issued and outstanding shares of Common Stock and Preferred Stock of the Corporation held by each holder of record on March 22, 1999 shall be automatically combined at a rate of eight for one ((8:1). Any fractional shares created as a result of such split shall be rounded up to the next whole share.

         4. The amendment was adopted by unanimous written consent of the Corporation's board of directors on February 3, 1999 and shareholder action was not required.

         5. The amendment neither adversely affects the rights or preferences of the holders of outstanding shares of any class or series, nor causes the percentage of authorized shares that remain unissued after the 1-for-8 combination to exceed the percentage of authorized shares that were unissued before the 1-for-8 combination.



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         6. In connection with the above amendment, the following amendments are made to the Articles of Incorporation:

         The previously outstanding Series A, Series B, Series C, Series D, Series F and the 5% Convertible Preferred Stock are hereby retired and returned to authorized but unissued Preferred Stock.

         7. The combination of shares under the amendment set forth in paragraph 3 above shall take effect on March 22, 1999.

         ACCORDINGLY, these Articles of Amendment have been executed on March 17, 1999.



                                            COVENTRY INDUSTRIES CORP.



                                            By: /s/ Robert Hausman
                                                --------------------------
                                                Robert Hausman, President